3Q 2017 Earnings Conference Call NYSE: INXN 1 November 2017 Exhibit 99.2

This document includes forward-looking statements. All statements other than statements of historical fact included in this document regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, projections, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; plans for the construction of new data centres; our possible or assumed future results of operations; research and development, capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “schedule,” “intend,” “should,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this document includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, among other things: operating expenses cannot be easily reduced in the short term; inability to utilise the capacity of newly planned data centres and data centre expansions; significant competition; cost and supply of electrical power; data centre industry over-capacity; and performance under service level agreements. All forward-looking statements included in this document are based on information available to us on the date of this document. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this document. This document contains references to certain non-IFRS financial measures, such as EBITDA, adjusted EBITDA, Recurring revenue, Adjusted net income and Adjusted diluted earnings per share. For definitions of these measures and a reconciliation of these measures to the nearest IFRS-measure, please refer to the appendix. The non-IFRS measure Revenue growth on an organic constant currency basis is reconciled in the footnotes within this document. Certain financial and other information presented in this document has not been audited or reviewed by our independent auditors. Certain numerical, financial data, other amounts and percentages in this document may not sum due to rounding. In addition, certain figures in this document have been rounded to the nearest whole number. Disclaimer

Strategic & Operational Highlights David Ruberg – Chief Executive Officer

Financial Execution Total revenue grew 18% Y/Y 17% Y/Y organic constant currency(1) Recurring revenue grew 17% Y/Y Adjusted EBITDA grew 16% Y/Y Adjusted EBITDA margin at 45.1% Capital expenditure of €75.2 million including intangibles Operational Execution Added 1,900 sqm of new equipped space Opened expansions in Frankfurt, Marseille, Stockholm, and Zurich Remaining projects on track New expansions in Dublin and Zurich Land purchased in Frankfurt Revenue generating space up 15% Y/Y(2) Installed 2,100 sqm of new revenue generating space Utilisation rate(2) at 82% 3Q 2017 Performance Continued Strong Execution With Growing Demand Across Our Target Segments Organic constant currency revenue growth represents total revenue growth adjusted for: + 1% FX impact and (2%) inorganic revenue from Interxion Science Park. Totals may not add due to rounding. Excludes Interxion Science Park.

3Q Revenue €124.6 million Grew 18% Y/Y and 3% Q/Q 3Q Recurring revenue €117.4 million Grew 17% Y/Y and 3% Q/Q 94% of total revenue 3Q Adjusted EBITDA €56.2 million Grew 16% Y/Y and 3% Q/Q 3Q Adjusted EBITDA margin 45.1% 3Q 2017 Financial Highlights Adjusted EBITDA & Margin (€ millions) 44.6% 45.1% Margin 45.9% Revenue (€ millions) Non- recurring revenue Recurring revenue 18% Revenue Growth and 16% Adjusted EBITDA Growth Y/Y 105.3 110.5 113.9 45.1% 120.8 45.0% 124.6

Equipped space of 118,900 sqm 1,900 sqm added in the quarter Increased equipped space by 11,100 sqm in past 4 quarters Revenue generating space of 97,100 sqm 2,100 sqm installed in the quarter Increased revenue generating space by 13,000 sqm in past 4 quarters Utilisation rate of 82% Cross connect conversion project progressing well 3Q 2017 Operational Highlights(1) Equipped & Revenue Generating Space (1,000’s sqm) 107.8 Available Equipped space Revenue generating space 79% 82% 78% Utilisation 79% 110.8 15% Growth in Revenue Generating Space Y/Y with Increasing Utilisation 114.1 81% All figures exclude Interxion Science Park. 117.0 118.9

Completed expansions: FRA12: ~1,100 sqm STO5: ~300 sqm ZUR1: ~400 sqm New expansions: DUB3: further 1,200 sqm ZUR1: further 400 sqm Purchased land in Frankfurt for future expansion Announced expansions totaling 15,000 sqm opening 4Q 2017 through end of 2018 Expanding Facilities To Support Customer Demand Note: Totals may not add due to rounding. As of 1 November 2017. CapEx and Equipped Space are approximate and may change. CapEx reflects the total spend for the listed project at full power and capacity and the amounts shown in the table above may be invested over the duration of more than one fiscal year. Announced Expansion Projects With Target Open Dates After 1 July 2017(1) (See Appendix for additional detail) Market Data Centre Project Project CapEx (€ millions) Equipped Space (sqm) Remaining Schedule Project Opened (1) Dublin DUB3 Phases 3-4 17 1,200 0 3Q18 Frankfurt FRA11 Phases 1-4 New Build 95 4,800 0 4Q17 – 2Q18 Frankfurt FRA12 Phase 1 New Build 19 1,100 1,100 3Q17 Frankfurt FRA13 Phases 1-2 New Build 90 4,900 0 4Q18-1Q19 London LON3 Phase 1 New Build 35 1,800 0 3Q18 Marseille MRS2 New Build 76 4,300 100 3Q17 – 4Q18 Stockholm STO5 Phase 1 New Build 11 600 300 3Q17 – 4Q17 Vienna VIE2 Phases 7-8 New Build 45 2,300 0 4Q17 – 3Q18 Zurich ZUR1 Phases 3 (cont.) – 4 3 800 400 3Q17 – 1Q18

Communities Of Interest Deliver Significant Customer Value 11% 10% 10% Connectivity Providers Cloud Providers Systems Integrators Financial Services Digital Media / CDNs Enterprises 8% 30% 30% Data / End-user applications Platforms Note: Totals may not add to 100% due to rounding.

Financial Highlights Josh Joshi – Chief Financial Officer

Revenue grew 18% Y/Y and 3% Q/Q Revenue on an organic constant currency basis grew 17% Y/Y and 4% Q/Q(2) GBP approximately 9% of 3Q 2017 total revenue Gross profit margins again impacted by elevated non-recurring revenue Recurring ARPU(3) was €401 3Q 2017 Results Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per share (diluted) are non-IFRS figures intended to adjust for certain items. Full definitions can be found in the “Definitions” section of this presentation. Reconciliations of Adjusted EBITDA and Adjusted net income to Net income can be found in the financial tables later in the appendix of this presentation. Organic constant currency revenue growth represents total revenue growth adjusted for: + 1% FX impact and (2%) inorganic revenue from Interxion Science Park. Organic constant currency revenue growth Q/Q represents total revenue growth adjusted for: 3% reported, 1% FX impact , and 0% inorganic contribution. Totals may not add due to rounding. Recurring ARPU excludes Interxion Science Park. € millions (except per share amounts) 3Q 2016 2Q 2017 3Q 2017 3Q 2017 vs. 3Q 2016 3Q 2017 vs. 2Q 2017 Recurring revenue 100.0 113.4 117.4 17% 3% Revenue 105.3 120.8 124.6 18% 3% Gross profit 64.5 72.9 75.0 16% 3% Gross profit margin 61.3% 60.3% 60.2% (110 bps) (10 bps) Adjusted EBITDA(1) 48.3 54.3 56.2 16% 3% Adjusted EBITDA margin(1) 45.9% 45.0% 45.1% (80 bps) 10 bps Net income 10.5 10.3 10.1 (4%) (3%) EPS (diluted) €0.15 €0.14 €0.14 (4%) (3%) Adjusted net income(1) 8.6 10.1 10.7 24% 5% Adjusted EPS (diluted)(1) €0.12 €0.14 €0.15 24% 5%

3Q 2017 Reporting Segment Analysis Revenue grew 14% Y/Y, 4% Q/Q 15% Y/Y and 5% Q/Q constant currency Recurring revenue grew 13% Y/Y, 4% Q/Q Adjusted EBITDA grew 16% Y/Y, 8% Q/Q Strength in Austria, Ireland, and Sweden Note: Analysis excludes “Corporate & Other” segment. Totals may not add due to rounding. Big 4: Organic constant currency revenue growth Y/Y represents total revenue growth adjusted for: + 1% FX impact and (3%) inorganic revenue from Interxion Science Park. Organic constant currency revenue growth Q/Q represents total revenue growth adjusted for 1% FX impact and 0% inorganic contribution. ROE: Organic constant currency revenue growth Y/Y represents total revenue growth adjusted for: + 1% FX impact and 0% inorganic revenue from Interxion Science Park. Organic constant currency revenue growth Q/Q represents total revenue growth adjusted for 0.4% FX impact and 0% inorganic contribution. Revenue grew 21% Y/Y, 2% Q/Q 19% Y/Y and 3% Q/Q organic constant currency Recurring revenue grew 20% Y/Y, 3% Q/Q Adjusted EBITDA grew 18% Y/Y, 1% Q/Q Strength in France and Germany Revenue Adjusted EBITDA Adjusted EBITDA margin (€ millions) 55.0% 53.9% 54.7% 58.3% 57.5% 58.3% France, Germany, Netherlands & UK 54.7% 57.3% 53.7% 59.1% Rest of Europe (1) (2)

Disciplined Investments(1) 79% 79% 81% Utilisation 78% Allocating Expansion Capital to Meet Growing Demand 69% of capex invested in Big 4 95% of capex invested in discretionary expansion projects(2) Maintenance & other capex was 3% of total revenue Excludes acquisition of Interxion Science Park for €77.5 million in 1Q 2017. Inclusive of Intangibles. Totals may not add due to rounding. (1) 82%

5.4% blended cost of debt 3Q17 LTM Cash ROGIC 11% Leverage (pro forma for Interxion Science Park(4) acquisition): 3.8x gross leverage 3.6x net leverage €200 million of funding available under RCFs €75 million drawn at 30 September 2017 Strong Balance Sheet Total Borrowings = 6.00% Senior Secured Notes due 2020 including premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings – Revolving facility deferred financing costs. Gross Leverage Ratio =  (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities borrowings + Other Borrowings)  /  LTM Adjusted EBITDA. Net Leverage Ratio = (6.00% Senior Secured Notes due 2020 at face value + Mortgages + Financial Leases + Revolving facilities balance + Other Borrowings – Cash & Cash Equivalents)  /  LTM Adjusted EBITDA. LTM Adjusted EBITDA pro forma for Interxion Science Park. € millions (except per share amounts) 30-Sept-17 31-Dec-16 Cash & Cash Equivalents 38.2 115.9 Total Borrowings(1) 806.8 735.0 Shareholders Equity 586.0 548.8 Total Capitalisation 1,392.8 1,283.8 Total Borrowings / Total Capitalisation 57.9% 57.3% Gross Leverage Ratio(2) 3.8x 3.8x Net Leverage Ratio(3) 3.6x 3.2x Flexible Liquidity to Meet Growing Demand

34 fully built-out data centres(1)(2) Space fully equipped Some power upgrades yet to come As of 1 January 2016 84,200 sqm of equipped space 83% utilisation 6% LTM constant currency recurring revenue growth 23% annual cash return Disciplined Investments Drive Strong Returns Fully built-out data centre: a data centre for which materially all equippable space is equipped as of 1 January 2016. However, note, future power upgrades can further increase the capacity of a fully built out data centre. 34 fully built-out data centres as at 1 January 2016: AMS1, AMS3, AMS4, AMS5, AMS6, AMS7, BRU1, CPH1, DUB1, DUB 2, DUS1, FRA1, FRA2, FRA3, FRA4, FRA5, FRA6, FRA7, FRA8, FRA9, LON1, LON2, MAD1, MAD2, PAR1, PAR2, PAR3, PAR4, PAR5, PAR6, STO1, STO3, STO4 and VIE1. Represents total cumulative investments in Data Centre Assets, including freehold land and buildings, infrastructure and equipment, and Intangible assets including goodwill, as at 30 September 2017. Q3 2017 LTM Returns (€ millions) Attractive Cash Returns from Fully Built-Out Data Centres(1)

Track Record Of Execution Note: Includes Interxion Science Park as of 24 Feb. 2017. CAGR calculated as 3Q17 vs. 1Q10. Big 4 % defined as percentage of total revenue from France, Germany, Netherlands, and UK reporting segment. Adjusted EBITDA margin calculated as Adjusted EBITDA divided by Revenue. CAGR(1) = 14% CAGR(1) = 17% Adjusted EBITDA Margin(3) 36% 39% 38% 38% 38% 39% 40% 42% 42% 41% 41% 43% 43% 43% 43% 43% 43% 43% 43% 43% 44% 44% 45% 45% 45% 46% 46% 45% 45% 45% 45% Y/Y Growth 18% 19% 25% 23% 21% 19% 13% 16% 14% 13% 14% 13% 13% 13% 11% 7% 8% 9% 11% 15% 15% 14% 13% 12% 10% 9% 7% 10% 16% 18% Big 4%(2) 60% 60% 60% 58% 60% 60% 59% 62% 61% 62% 62% 62% 63% 63% 62% 63% 63% 62% 63% 63% 63% 63% 65% 64% 64% 64% 65% 64% 65% 65% 44 Consecutive Quarters of Revenue and Adjusted EBITDA Growth 120.8 54.3

Business Commentary Outlook & Concluding Remarks David Ruberg – Chief Executive Officer

Growing Demand in Europe Italy France US Germany UK Netherlands Nordics Ireland Austria Switzerland Belgium Poland Balkans Main Drivers for Growth Continued expansions of B2B and B2C platforms Accelerating enterprise migration to cloud Hybrid cloud and multi-sourcing IT strategies Improving economic environment in Europe Spain Russia Shape of Demand Steady growth sustained over 8 quarters Less pronounced waves of demand than in the US Smaller deployments across many locations Spread out adoption across countries Source: IHS & Interxion Gateway market with Interxion presence Interxion presence No direct presence

Guidance for 2017 Prior Guidance Revised Guidance Revenue €468m – €483m €485m – €489m Adjusted EBITDA(1) €212m – €222m €220m – €222m Capital Expenditures(2) €250m – €270m €250m – €270m Adjusted EBITDA is a non-IFRS measure intended to adjust for certain items. The definition of Adjusted EBITDA can be found in the “Definitions” section of this presentation. A reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA can be found in the financial tables later in the appendix of this presentation. Excludes the acquisition of Interxion Science Park for €77.5 million in 1Q 2017.

Questions & Answers

Appendix

A leading carrier & cloud neutral data centre operator across Europe Interxion Overview 48 Data Centres 13 Cities 11 Countries 560+ Connectivity Providers 20+ Internet Exchanges 500+ Platform Providers 1,700+ Customers 700+ Employees

Illustrative ARPU Development ARPU increases over time as IT workloads increase: Customers initially contract for space, connectivity and modest power reservation(1) As workloads increase, larger power reservation fees and cross-connects are required and energy consumption increases Revenue grows from space, cross-connects, power reservation and energy consumption over time As data centres fill with customers: Revenue mix initially tilted toward space As space becomes more fully utilised, revenue growth from power reservation and energy consumption can continue Power reservation is the fee for infrastructure power (cooling, power distribution, etc.). Customer ARPU Development Data Centre Recurring Revenue Development Power Reservation & Energy Consumption Cross-Connects Revenue Develops Over Time as Power Reservation and Energy Consumption Increase Space Installed

Historical Financial Results Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. Includes €6.9 million, €3.9 million, €0.5 million, €0.6 million, €0.2 million, €0.5 million, €0.9 million, €0.8 million, €0.8 million, €0.6 million and €1.6 million of M&A transaction cost in 1Q15, 2Q15, 3Q15, 4Q15, 1Q16, 2Q16, 3Q16, 4Q16, 1Q17, 2Q17 and 3Q17, respectively; also includes € 20.9 million M&A transaction break fee income in 2Q15. Includes gain on sale of financial asset. € in millions (except as noted) 2015 2016 2017 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY FY Recurring revenue 87.1 90.3 92.8 95.1 97.2 99.3 100.0 103.4 108.3 113.4 117.4 365.2 400.0 Non-recurring revenue 5.4 5.2 5.2 5.6 4.8 4.7 5.3 7.1 5.7 7.4 7.3 21.4 21.8 Total revenue 92.5 95.4 98.0 100.7 102.0 104.0 105.3 110.5 113.9 120.8 124.6 386.6 421.8 Gross profit 56.2 57.8 59.5 61.4 62.9 64.4 64.5 67.5 69.9 72.9 75.0 234.9 259.2 Gross profit margin 60.8% 60.5% 60.7% 61.1% 61.6% 61.9% 61.3% 61.1% 61.3% 60.3% 60.2% 60.8% 61.5% Adj EBITDA 40.6 42.0 43.7 44.9 45.9 47.3 48.3 49.3 51.3 54.3 56.2 171.3 190.9 Adj EBITDA margin 43.9% 44.0% 44.6% 44.6% 45.0% 45.5% 45.9% 44.6% 45.1% 45.0% 45.1% 44.3% 45.3% Net profit / (loss) 4.4(1) 21.6(1) 10.4(1)(2) 12.1(1) 10.2(1) 9.2(1) 10.5(1)(2) 10.0(1) 10.8(1) 10.3(1) 10.1(1) 48.6(1)(2) 39.9(1)(2) CapEx paid 67.6 47.8 35.3 42.0 50.0 62.6 64.5 73.8 54.8 56.4 75.2 192.6 250.9 Expansion / upgrade 64.2 44.3 30.4 36.9 45.3 56.3 58.8 68.2 49.0 46.0 69.7 175.7 228.8 Maintenance & other 1.1 2.6 3.0 3.6 2.1 4.4 2.2 4.5 4.0 7.4 4.0 10.4 13.2 Intangibles 2.3 0.9 1.9 1.5 2.6 1.9 3.5 1.0 1.8 3.0 1.4 6.5 8.9 Cash generated from operations 34.2(1) 54.1(1) 43.0(1) 38.1(1) 50.4(1) 39.3(1) 43.5(1) 50.2(1) 63.0(1) 40.6(1) 55.2(1) 169.4(1) 183.4(1) Gross PP&E 1,308.8 1,350.2 1,375.6 1,418.7 1,457.2 1,541.2 1,579.7 1,651.1 1.728.5 1,778.3 1,844.6 1,418.7 1,651.1 Gross intangible assets 30.5 33.6 35.1 34.6 36.5 38.1 43.2 42.3 113.3 114.8 114.9 34.6 42.3 Gross Goodwill ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 40.2 39.4 38.9 ‒ ‒ LTM Cash ROGIC 12% 12% 12% 12% 12% 11% 12% 11% 11% 11% 11% 12% 11%

Historical Reporting Segment Financial Results Note: Figures rounded to nearest net € 0.1 Million. Totals may not add due to rounding. € in millions (except as noted) 2015 2016 2017 2015 2016 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY FY Big 4 Recurring revenue 55.0 57.3 59.5 60.9 62.3 63.8 63.8 66.2 70.0 74.2 76.6 232.6 256.0 Non-recurring revenue 3.6 3.0 3.8 3.9 3.3 2.6 3.1 4.8 3.4 4.7 4.3 14.3 13.8 Total revenue 58.6 60.3 63.2 64.8 65.5 66.4 66.9 71.0 73.4 78.9 80.8 246.9 269.8 Gross profit margin 62.0% 62.6% 62.3% 62.0% 62.4% 63.4% 62.6% 62.0% 61.9% 62.0% 61.0% 62.2% 62.6% Adj EBITDA 31.4 33.2 34.9 34.8 36.2 37.0 36.8 38.2 40.2 43.1 43.4 134.3 148.2 Adj EBITDA margin 53.5% 55.1% 55.2% 53.7% 55.2% 55.8% 55.0% 53.9% 54.7% 54.7% 53.7% 54.4% 54.9% Rest of Europe Recurring revenue 32.1 33.0 33.3 34.2 35.0 35.6 36.2 37.3 38.3 39.2 40.8 132.6 144.0 Non-recurring revenue 1.8 2.2 1.5 1.7 1.5 2.1 2.2 2.2 2.3 2.7 3.0 7.1 8.1 Total revenue 33.9 35.1 34.8 35.9 36.5 37.6 38.4 39.5 40.6 42.0 43.8 139.6 152.0 Gross profit margin 64.6% 63.6% 64.3% 65.9% 66.9% 65.8% 65.2% 64.3% 66.8% 65.2% 65.8% 64.6% 65.9% Adj EBITDA 19.0 19.3 19.8 20.8 21.5 21.6 22.4 22.7 23.7 24.0 25.9 78.9 88.2 Adj EBITDA margin 56.0% 55.1% 56.9% 57.9% 59.0% 57.3% 58.3% 57.5% 58.3% 57.3% 59.1% 56.5% 58.0% Corporate & Other Adj EBITDA (9.7) (10.6) (11.0) (10.7) (11.8) (11.2) (10.8) (11.7) (12.5) (12.8) (13.1) (41.9) (45.5)

Historical Operating Metrics(1) Excludes acquisition of Interxion Science Park except for “Data centres in operation”. All figures at the end of the period, except as noted. Maximum equippable customer power includes the announced maximum equippable customer power from current and announced data centres as at the date of each quarter’s respective report. Utilisation as at the end of the reporting period. Operating Metrics (excluding “Data centres in operation”) excludes impact from Interxion Science Park. Space figures in square metres(2) Recurring ARPU in € Customer Power in MW(2) 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q(4) 2Q(4) 3Q(4) Equipped space 94,800 98,300 100,200 101,200 101,600 104,200 107,800 110,800 114,100 117,000 118,900 Equipped space added 1,300 3,500 1,900 1,000 400 2,600 3,600 3,000 3,300 2,900 1,900 Revenue generating space 74,000 77,100 78,000 79,100 80,400 81,600 84,100 87,200 89,800 95,000 97,100 RGS added 3,000 3,100 900 1,100 1,300 1,200 2,500 3,100 2,600 5,200 2,100 Recurring ARPU 400 398 399 403 406 409 402 403 405 403 401 Utilisation (%)(3) 78% 78% 78% 78% 79% 78% 78% 79% 79% 81% 82% Equipped customer power 109 114 116 118 120 123 129 131 136 142 146 Maximum equippable customer power 153 154 177 179 178 178 187 187 195 203 223 Data centres in operation 39 40 40 41 41 42 42 44 45 45 48

Scheduled Equipped Space Additions(1) Excludes acquisition of Interxion Science Park. Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. Future expansion additions based on announced schedule, which is subject to change; additions scheduled for the first half of the year are noted in the second quarter and additions scheduled for the second half of the year are noted in the fourth quarter. AMS2 exited in 1Q16. Space figures in square metres(2) 2015 2016 2017E(3) 2018E(3) 2019E 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4QE 1QE 2QE 3QE 4QE FYE Big 4 France  ‒ ‒ 900 ‒ ‒ ‒ 800 500 1,600 1,500 100 ‒ ‒ 700 ‒ 1,900 ‒ Germany  ‒  400 100 600 1,200 1,800 2,400 ‒ ‒ ‒ 1,100 2,400 ‒ 2,400 ‒ 2,300 2,600 Netherlands(4)  700 1,300 ‒ ‒ (700) ‒ ‒ 1,500 1,300 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ UK  ‒ ‒ 100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 1,800 ‒ ‒ Subtotal 700 1,700 1,100 600 400 1,800 3,200 2,000 3,000 1,500 1,200 2,400 ‒ 3,100 1,800 4,200 2,600 Rest of Europe Austria  600 600 ‒ 300 ‒ ‒ 300 ‒ ‒ 1,100 ‒ 300 ‒ 700 600 ‒ ‒ Belgium ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Denmark ‒ ‒ ‒ ‒ ‒ 500 ‒ ‒ 300 300 ‒ ‒ ‒ ‒ ‒ ‒ ‒ Ireland ‒ ‒ ‒ ‒ ‒ ‒ ‒ 1,200 ‒ ‒ ‒ ‒ ‒ ‒ 1,200 ‒ ‒ Spain ‒ ‒ 800 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Sweden ‒ 1,100 ‒ ‒ ‒ 200 ‒ ‒ 100 ‒ 300 300 ‒ ‒ ‒ ‒ ‒ Switzerland ‒ 100 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 400 ‒ 400 ‒ ‒ ‒ ‒ Subtotal 600 1,800 800 300 ‒ 700 300 1,200 400 1,400 700 600 400 700 1,800 ‒ ‒ Total additional equipped space 1,300 3,500 1,900 1,000 400 2,600 3,600 3,000 3,300 2,900 1,900 3,000 400 3,800 3,600 4,200 2,600 11,100 sqm in 2017E 9,600 sqm in 2016 7,700 sqm in 2015 12,000 sqm in 2018E

Space Analysis by Country(1) Space figures in square metres Data Centres in Operation / under Construction Maximum Equippable Space in Country(2) (incl DC’s under construction) Equipped Space in Country Equipped Space Under Construction in Country(3) Unequipped Space Available for Development Big 4 France 9 32,900 23,400 700 8,700 Germany 15 35,100 25,300 9,700 100 Netherlands 7 27,900 22,700 0 5,200 UK 3 8,700 6,900 1,800 0 Subtotal 34 104,600 78,300 12,200 14,000 Rest of Europe Austria 2 11,300 9,000 1,700 600 Belgium 1 5,100 5,000 0 100 Denmark 2 5,400 4,900 0 500 Ireland 3 5,800 4,600 0 1,200 Spain 2 5,700 5,700 0 0 Sweden 5 7,300 5,200 300 1,700 Switzerland 1 7,100 6,200 400 500 Subtotal 16 47,500 40,600 2,400 4,600 Total 50 152,100 118,900 14,600 18,600 Note: Figures rounded to nearest net 100 sqm for each country unless otherwise noted. Totals may not add due to rounding. As of 30 September 2017. Expansions announced after the end of the quarter are excluded. Excludes acquisition of Interxion Science Park. Maximum Equippable Space (incl DC’s under construction) = Equipped Space + Under Construction Space + Unequipped Space. Future expansion additions based on announced schedule, which is subject to change; excludes expansions announced after the end of the period.

Pan-European Data Centre Portfolio(1) Location Owned / Leased Build Out Status(2) Maximum Equippable Space (sqm)(3)(4) Location Owned / Leased Build Out Status(2) Maximum Equippable Space (sqm)(3))4) Big 4 France Netherlands MRS1 Owned Expanding 6,400 AMS1 Leased Fully 600 MRS2 Leased Expanding 4,400 AMS3 Owned Fully 3,000 PAR1 Leased Fully 1,400 AMS4 Leased Fully NM (6) PAR2 Leased Fully 2,900 AMS5 Leased Fully 4,300 PAR3 Owned Fully 1,900 AMS6 Owned Fully 4,400 PAR4 Leased Fully 1,300 AMS7 Finance Lease(5) Fully 7,600 PAR5 Owned Fully 4,000 AMS8 Finance Lease Expanding 7,900 PAR6 Leased Fully 1,300 UK PAR7 Finance Lease (5) Expanding 9,300 LON1 Leased Fully 5,400 LON2 Leased Fully 1,500 LON3 Leased Under Construction 1,800 Germany DUS1 Leased Fully 3,300 FRA6 Leased Fully 2,200 DUS2 Leased Expanding 1,200 FRA7 Leased Fully 1,500 FRA1 Leased Fully 500 FRA8 Owned Fully 3,700 FRA2 Leased Fully 1,100 FRA9 Leased Fully 800 FRA3 Leased Fully 2,200 FRA10 Owned Expanding 4,800 FRA4 Leased Fully 1,400 FRA11 Owned Under Construction 4,800 FRA5 Leased Fully 1,700 FRA12 Leased Expanding 1,100 FRA13 Owned Under Construction 4,900 ROE Austria   Spain       VIE1 Owned Fully 4,700 MAD1 Leased Fully 4,000 VIE2 Owned Expanding 6,500 MAD2 Leased Fully 1,700 Belgium     Sweden     BRU1 Owned Fully 5,100 STO1 Leased Fully 1,900 Denmark     STO2 Leased Expanding 1,200 CPH1 Leased Fully 3,700 STO3 Leased Fully 900 CPH2 Owned Expanding 1,600 STO4 Leased Fully 1,100 STO5 Leased Expanding 2,200 Ireland     Switzerland     DUB1 Leased Fully 1,100 ZUR1 Leased Expanding 7,100 DUB2 Leased Fully 2,300 DUB3 Owned Expanding 2,300 Total 152,100 Note: Totals may not add due to rounding. (1) Excludes Interxion Science Park. (2) Built Out Status as at 1 January 2016, consistent with slide 14 (3) Maximum equippable space as at 30 September 2017. (4) Not included in Maximum Equippable Space, Interxion owns or leases land for data centre development in Copenhagen, Dublin, Frankfurt, Madrid, Marseille and Paris. (5) Purchase options have been exercised, though not yet closed. (6) Maximum equippable space for AMS4 is included in the maximum equippable space of AMS1. Totals: # sqm %         Owned 14 58,300 38% Finance Lease 3 24,800 16% Operating Lease 33 69,000 45% Total 50 152,100 100%

Non-IFRS Reconciliation Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding. (1) Includes € 31.0 million in one time charges related to debt refinancing. € in millions (except as noted) 2010 2011 2012 2013 2014 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q Net income (4.7) 4.0 5.9 9.5 2.8 5.2 6.9 10.6 8.7 8.7 8.6 5.6 7.0 6.6 (16.5)(1) 9.8 10.4 8.3 9.0 7.4 4.4 21.6 10.4 12.1 10.2 9.2 10.5 10.0 10.8 10.3 10.1 Income tax expense / (benefit) 1.2 2.9 1.6 (3.2) 2.3 2.3 3.2 1.9 3.9 4.1 4.3 3.5 3.4 3.1 (4.1) 3.7 4.2 3.9 3.9 3.5 2.4 8.2 4.7 2.6 4.7 4.2 4.5 3.0 3.3 3.7 4.1 Profit / (loss) before taxation (3.5) 6.9 7.5 6.3 5.1 7.5 10.1 12.6 12.6 12.9 12.8 9.1 10.3 9.7 (20.6) 13.4 14.6 12.2 12.8 10.8 6.8 29.8 15.2 14.7 14.9 13.4 15.0 13.1 14.1 14.1 14.2 Net finance expense 13.5 4.8 5.1 6.1 6.6 6.0 5.3 5.0 4.4 3.9 3.8 5.7 6.5 7.3 38.1(1) 5.6 5.4 7.5 7.0 8.0 6.6 7.9 6.4 8.1 8.0 10.2 8.6 9.5 10.3 10.9 10.8 Operating profit 10.0 11.7 12.6 12.4 11.7 13.5 15.3 17.5 17.1 16.7 16.6 14.8 16.8 17.1 17.5 19.0 20.0 19.7 19.8 18.8 13.4 37.7 21.6 22.8 22.9 23.5 23.6 22.6 24.4 25.0 25.0 Depreciation, amortisation and impairments 7.2 7.5 7.8 8.6 8.5 9.6 9.1 8.4 9.7 10.2 11.0 13.1 14.0 14.9 15.2 13.5 14.0 14.9 16.0 17.3 18.2 19.6 20.3 20.2 21.5 22.0 22.1 24.2 24.2 27.2 27.8 EBITDA 17.2 19.2 20.4 21.0 20.3 23.1 24.4 25.9 26.7 27.0 27.6 27.8 30.8 32.0 32.7 32.5 34.0 34.6 35.9 36.2 31.6 57.3 41.8 43.0 44.4 45.6 45.7 46.8 48.6 52.2 52.8 Share-based payments 0.3 0.4 0.4 0.6 0.3 0.3 0.7 1.3 0.7 0.9 1.2 2.6 1.0 0.8 1.1 1.3 0.6 2.1 1.5 2.3 2.2 1.8 1.7 1.5 1.4 1.3 1.8 1.8 2.0 1.6 1.8 Increase/(decrease) in provision for onerous lease contracts 0.1 0.1 0.1 (0.1) 0.0 ‒ ‒ ‒ ‒ ‒ ‒ 0.8 ‒ ‒ ‒ ‒ ‒ (0.8) ‒ ‒ (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ IPO transaction costs ‒ ‒ ‒ ‒ 1.7 ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction break fee income ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (20.9) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ M&A transaction costs ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ 0.3 6.9 3.9 0.5 0.6 0.2 0.5 0.9 0.8 0.8 0.6 1.6 Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.0) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) (0.1) ‒ ‒ ‒ ‒ ‒ ‒ Increase/(decrease) in provision for site restoration ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ ‒ ‒ Adjusted EBITDA 17.4 19.6 20.8 21.4 22.2 23.3 25.0 27.1 27.3 27.8 28.7 31.2 31.7 32.7 33.7 33.8 34.5 35.9 37.3 38.7 40.6 42.0 43.7 44.9 45.9 47.3 48.3 49.3 51.3 54.3 56.2

Reconciliation to Segment Adjusted EBITDA Note: Figures rounded to nearest net € 0.1 million. Totals may not add due to rounding. € in millions 2015 2016 2017 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q BIG 4 Operating profit 19.5 20.3 21.7 21.7 21.7 22.4 21.9 21.6 24.0 24.8 24.2 Depreciation, amortisation and impairments 11.7 12.5 13.1 13.0 14.3 14.5 14.8 16.5 15.9 18.1 18.8 EBITDA 31.2 32.9 34.8 34.7 36.0 36.9 36.7 38.1 39.9 42.9 43.0 Share-based payments 0.3 0.5 0.4 0.2 0.3 0.1 0.1 0.3 0.3 0.2 0.4 Increase/(decrease) in provision for onerous lease contracts (0.1) ‒ (0.1) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Income from sub-leases on unused data centre sites (0.1) (0.1) (0.1) (0.1) (0.1) ‒ ‒ ‒ ‒ ‒ ‒ Increase/(decrease) in provision for site restoration ‒ ‒ ‒ ‒ ‒ ‒ ‒ (0.2) ‒ ‒ ‒ Adjusted EBITDA 31.4 33.2 34.9 34.8 36.2 37.0 36.8 38.2 40.2 43.1 43.4   ROE Operating profit 13.3 13.2 13.5 14.4 15.3 15.1 16.0 16.1 16.7 16.4 18.3 Depreciation, amortisation and impairments 5.4 5.9 6.1 6.2 6.1 6.4 6.3 6.6 7.0 7.4 7.5 EBITDA 18.8 19.1 19.6 20.6 21.4 21.5 22.3 22.6 23.7 23.8 25.8 Share-based payments 0.2 0.2 0.2 0.2 0.1 0.1 0.1 0.1 (0.0) 0.2 0.1 Adjusted EBITDA 19.0 19.3 19.8 20.8 21.5 21.6 22.4 22.7 23.7 24.0 25.9   CORPORATE & OTHER Operating profit/(loss) (19.4) 4.2 (13.6) (13.3) (14.1) (13.9) (14.3) (15.1) (16.3) (16.2) (17.5) Depreciation, amortisation and impairments 1.1 1.1 1.1 1.0 1.0 1.1 1.0 1.2 1.3 1.7 1.5 EBITDA (18.3) 5.3 (12.5) (12.3) (13.0) (12.8) (13.3) (13.9) (15.0) (14.5) (15.9) Share-based payments 1.7 1.1 1.1 1.1 1.0 1.1 1.6 1.4 1.7 1.1 1.2 M&A transaction costs 6.9 3.9 0.5 0.6 0.2 0.5 0.9 0.8 0.8 0.6 1.6 M&A transaction break fee income ‒ (20.9) ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ ‒ Adjusted EBITDA (9.7) (10.6) (11.0) (10.7) (11.8) (11.2) (10.8) (11.7) (12.5) (12.8) (13.1)

Adjusted EBITDA and EBITDA: EBITDA is defined as net profit plus income tax expense, net finance expense, depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted for share-based payments, income or expense related to the evaluation and execution of potential mergers or acquisitions and adjustments related to terminated and unused data centre sites. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples include: adjustments for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Adjusted diluted earnings per share: Adjusted diluted earnings per share amounts are determined on adjusted net profit Adjusted net profit: We define adjusted net profit as net profit adjusted to exclude income or expense related to the evaluation and execution of potential mergers or acquisitions, adjustments to provisions which are not reflective of our ongoing performance, and adjustments related to capitalised interest. In certain circumstances, we may also adjust for gains or losses that management believes are not representative of our current ongoing performance. Examples of this would include: adjusting for the cumulative effect of a change in accounting principle or estimate, impairment losses, litigation gains and losses or windfall gains and losses (e.g., Dutch crisis wage tax, IPO transaction costs) Big 4: France, Germany, the Netherlands and the UK CAGR: Compound Annual Growth Rate Capital expenditures including intangible assets: Represent payments to acquire property, plant & equipment and intangible assets as recorded on our consolidated statement of cash flows as "Purchase of property, plant and equipment" and "Purchase of intangible assets”, respectively. Investments in intangibles assets include power grid rights and software development Cash generated from operations: net cash flows from operating activities, excluding interest and corporate income tax payments and receipts. Cash ROGIC: Cash Return on Gross Invested Capital (Cash ROGIC) defined as (Adjusted EBITDA less maintenance and other capex) divided by {Average of opening and closing (gross PP&E plus gross intangible assets plus gross goodwill)} Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations. To calculate this information, current and comparative prior period results for entities reporting in currencies other than Euro are converted into Euro using the average exchange rates from the comparative period rather than the actual exchange rates in effect during the respective periods.  Corporate and Other: Unallocated items comprised of mainly general and administrative expenses, assets and liabilities associated with our headquarters operations, provisions for onerous contracts (relating to the discounted amount of future losses expected to be incurred in respect of unused data centre sites over the term of the relevant leases) and revenue and expenses related to those onerous contracts, loans and borrowings and related expenses and income tax assets and liabilities Definitions CDNs: Content Distribution Networks Churn: Contracted Monthly Recurring Revenue which came to an end during the month as a percentage of the total contracted Monthly Recurring Revenue at the beginning of the month. Churn is calculated as a monthly average over the last 12 months. Customer Available Power: The current installed electrical customer capacity Equipped Space: The amount of data centre space that, on the relevant date, is equipped and either sold or could be sold, without making any significant additional investments to common infrastructure IAAS: Infrastructure as a Service LTM or Last Twelve Months: Twelve month period ended 30 September 2017, unless otherwise noted MW: Megawatts Organic Constant Currency: Measurements of the given metric that eliminate the effects of foreign currency rate fluctuations and the impact of acquisitions PAAS: Platform as a Service Recurring cross connect revenue: Revenue incurred from cross connects under a monthly recurring contract SAAS: Software as a Service SQM: Square metres Recurring ARPU: Monthly recurring revenue per square metre calculated as {reported recurring revenue in the quarter divided by 3} divided by {sum of prior and current quarter end reported revenue generating space divided by 2} Recurring Revenue: Revenue incurred from colocation and associated power charges, office space, amortised set-up fees, cross-connects and certain recurring managed services (but excluding any ad hoc managed services) provided by us directly or through third parties, excluding rents received for the sublease of unused sites Rest of Europe / ROE: Austria, Belgium, Denmark, Ireland, Spain, Sweden, and Switzerland Revenue Generating Space: the amount of Equipped Space that is under contract and billed on the relevant date Utilisation Rate: on the relevant date, Revenue Generating Space as a percentage of Equipped Space. Some Equipped Space is not fully utilised due to customers' specific requirements regarding the layout of their equipment. In practice, therefore, Utilisation Rate does not reach 100% YTM: Yield to maturity

Interxion Leadership David Ruberg, Chief Executive Officer Josh Joshi, Chief Financial Officer Giuliano Di Vitantonio, Chief Marketing & Strategy Officer Jan-Pieter Anten, SVP, Human Resources Jaap Camman, SVP, Legal Adriaan Oosthoek, SVP, IT & Operations Support Sell-Side Analyst Coverage Bank of America Merrill Lynch, Michael Funk Barclays Capital, Amir Rozwadowski Citi, Mike Rollins Cowen, Colby Synesael Guggenheim, Rob Gutman Oppenheimer, Tim Horan Raymond James, Frank Louthan RBC Capital Markets, Jon Atkin Sun Trust Robinson Humphrey, Greg Miller Wells Fargo, Jennifer Fritzsche William Blair, Jim Breen Investor Relations Jim Huseby, VP, Investor Relations T: +1 813 644 9399 E: ir@interxion.com